SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

☐	For the transition period from to

Commission file number: 000-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

3100 Joe Jerkins Boulevard

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

3100 Joe Jerkins Boulevard

Austell, Georgia 30106

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caraustar Industries, Inc.

Employees’ Savings Plan

Financial Statements

as of December 31, 2003 and 2002

and for the Year Ended December 31, 2003,

Supplemental Schedules

as of and for the Year Ended December 31, 2003, and

Report of Independent Registered Public Accounting Firm

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

of the Caraustar Industries, Inc.

Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

June 23, 2004

Atlanta, Georgia

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS—At fair value	$99,180,638	$70,821,406

RECEIVABLES:
Participant contributions	965,232	904,793
Employer contributions	321,370	299,474
Receivables for securities sold	57,901	4,250

Total receivables	1,344,503	1,208,517

EXCESS CONTRIBUTIONS REFUNDABLE TO PARTICIPANTS		(107,927)

NET ASSETS AVAILABLE FOR BENEFITS	$100,525,141	$71,921,996

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Contributions:
Participant contributions	$10,595,235
Employer contributions	4,024,198
Rollovers from qualified plans	652,266

Total contributions	15,271,699
Net appreciation in fair value of investments	18,146,755
Dividends and interest	1,339,442

Total additions	34,757,896

DEDUCTIONS:
Benefits paid to participants	6,042,655
Deemed distributions of loans to participants	33,044
Administrative expenses	79,052

Total deductions	6,154,751

NET INCREASE	28,603,145
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	71,921,996

End of year	$100,525,141

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Plan is administered by an Administrative Committee that is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions—Participation in the Plan is voluntary. Each year participants may contribute between 1% and 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Any noncollectively bargained employee who was hired on or after July 1, 2001 and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the Company that he/she does not want to contribute or wants to contribute a different amount.

The Company matches 50% of the participant’s total pretax deferral up to 3% of the participant’s annual compensation.

The Plan also provides for participant after-tax contributions from 1% to 25% of their pretax annual compensation. The participant’s after-tax contributions are not eligible for matching contributions.

Vesting—Participants are fully vested in their contributions and the earnings thereon. Vesting in Company matching contributions is based on years of continuous service as defined by the Plan. A participant’s Company matching contributions vest according to the following schedule:

Vested Interest
Years of service:
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

While employed, a participant may withdraw vested Company matching contributions. Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts—Forfeited accounts are first used to reduce administrative expenses and then to reduce future Company contributions. Forfeitures were $57,827 for the year ended December 31, 2003.

Benefit Payments—Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. The normal age of retirement is 65; however, a participant may receive benefit payments beginning at the age of 59 1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly, or annually installments over a period not to exceed ten years. Participants may also elect to receive a distribution in kind for amounts invested in Caraustar Industries, Inc. common stock.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses) and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct their contributions and the Company’s matching contributions into various investment options, which include primarily Fidelity mutual funds and Company common stock. Participants may change their investment elections at any time.

Loans to Participants—A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the Prime Rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5% to 10.5% as of December 31, 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to use estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments, including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation—Money market funds are stated at cost, which approximates market value. Mutual funds and Company stock are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over–the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Participant loans are stated at remaining unpaid principal balance, which approximates fair value.

Net Appreciation (Depreciation) in Fair Value of Investments—Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but were not yet paid at December 31, 2003 and 2002, respectively.

Administrative Expenses—The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds and loan processing fees.

Excess Contributions Distributable to Participants—The Plan is required to return participant contributions received during the plan year in excess of the IRC limits.

3.	INVESTMENTS

The fair market values of individual assets, including those that represent 5% or more of the Plan’s net assets, are as follows:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
Fidelity Dividend Growth Fund	1,004,736	$27,429,295	957,616	$21,373,985
Fidelity Diversified International Fund	460,564	11,108,809	442,148	7,587,267
Fidelity Balanced Fund	316,539	5,302,021	290,626	3,862,421
PIMCO Total Return Fund	523,707	5,608,899	398,269	4,249,533
Fidelity Retirement Money Market Fund	6,966,527	6,966,527	6,218,306	6,218,306
Caraustar Industries, Inc. common stock	904,091	12,476,456	902,799	8,558,531
Other		30,288,631		18,971,363

		$99,180,638		$70,821,406

Net appreciation in fair value of investments by major type is as follows for the year ended December 31, 2003:

Registered investment companies	$14,038,173
Caraustar Industries, Inc. common stock	4,108,582

$18,146,755

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 29, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED PARTY TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $79,052 for the year ended December 31, 2003.

At December 31, 2003 and 2002, the Plan held 904,091 and 902,799 shares, respectively, of common stock of the Company with a cost basis of $12,476,456 and $8,558,531, respectively. During the year ended December 31, 2003 there were no dividends declared on such common stock.

6.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the July 2003 participant contributions of $5,671 to the Trustee on September 25, 2003, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contributions been remitted on a timely basis.

7.	CONTRIBUTIONS REFUNDABLE TO PARTICIPANTS

For the year ended December 31, 2002, the Sponsor determined that the Plan was not in compliance with IRS Nondiscrimination Testing. As a result, the Plan was required to return to employees those contributions that exceeded the maximum percentage, as defined. Amount owed to employees at December 31, 2002 was $107,927 and was reimbursed in 2003.

8.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

* * * * * *

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public Accounting Firm)

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par, or Maturity Value	(d) Cost		(e) Current Value
	Common Stock:
*	Caraustar Industries, Inc.	Common stock, 904,091 shares	*	*	$12,476,456
	Money Market Fund:
*	Fidelity Money Market Trust	Retirement Money Market Fund, 6,966,527 shares	*	*	6,966,527
	Registered Investment Companies:
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 460,564 shares	*	*	11,108,809
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 69,734 shares	*	*	3,469,282
*	Fidelity Securities Fund	Fidelity Dividend Growth Fund, 1,004,736 shares	*	*	27,429,295
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 63,015 shares	*	*	2,483,433
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 134,151shares	*	*	1,487,736
		Fidelity Freedom 2000 Fund, 63,741 shares	*	*	750,871
		Fidelity Freedom 2010 Fund, 166,154 shares	*	*	2,163,319
		Fidelity Freedom 2020 Fund, 200,511 shares	*	*	2,610,653
		Fidelity Freedom 2030 Fund, 116,647 shares	*	*	1,510,582
		Fidelity Freedom 2040 Fund, 80,862 shares	*	*	611,316
*	Fidelity Puritan Trust	Fidelity Balanced Fund, 316,539 shares	*	*	5,302,021
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 167,348 shares	*	*	2,322,795
		Fidelity Mid Cap Stock Fund, 154,040 shares	*	*	3,322,651
	Pacific Investment Management Company	PIMCO Total Return Fund, 523,707 shares	*	*	5,608,899
	Ariel Funds	Ariel Appreciation Fund, 57,210 shares	*	*	2,477,172
		Morgan Stanley Small Company Growth—Class B, 32,407 shares	*	*	338,324
		Fidelity Low Priced Stock Fund, 87,333 shares	*	*	3,054,900
	Participant Loans:
*	Various plan participants	Interest rates ranging from 5.0% to 10.5%,
		maturing in 1 to 360 months	*	*	3,685,597

		Total investments			$99,180,638

*	Indicates a party-in-interest transaction.

**	Cost information is not required to be presented for participant-directed investments and therefore is not included.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2003

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102”, was answered “yes”.

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions	Amount
Caraustar Industries, Inc.	Plan Sponsor	Participant contributions for
		employees were not funded within
		the time period prescribed by D.O.L.
		Regulation 2510.3-102. The July 2003
		participant contribution was
		deposited on September 25, 2003.	$5,671

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Caraustar Industries, Inc., as plan administrator, has duly caused this annual report to be signed on behalf of the Caraustar Industries, Inc. Employees’ Savings Plan by the undersigned hereunto duly authorized.

CARAUSTAR INDUSTRIES, INC.

By:	/s/ BARRY A. SMEDSTAD
Barry A. Smedstad Vice President, Human Resources and Public Relations

Date: June 25, 2004

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Deloitte & Touche LLP